

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece



03050795

BY COURIER

F/DI: 174/2.5.2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

SUPPL



MAY 05 2003
WASH, D.C.
180
SECTION

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of our accounts for the period 1.1.2001 – 31.12.2002 based on Greek Accounting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

dlw 5/27

Enclosure
- results (Greek GAAP)



PUBLIC POWER CORPORATION S.A.

BALANCE SHEET AS AT DECEMBER 31, 2002 - 1st FISCAL PERIOD (01/01/2001 - 31/12/2002) REG.NO 47829/01/B/00/768

(Amounts in Euro)

ASSETS

ASSETS	DECEMBER 31, 2002 COST	ACCUM. DEPRECIATION	NET BOOK VALUE
B. INSTALLATION COSTS			
4. Other installation costs	22.774.952,64	20.555.994,72	2.218.957,92
C. FIXED ASSETS			
I. Intangible Assets			
4. Mines' pre - operational development expenses	184.166.497,37	118.299.690,67	65.866.806,70
II. Tangible assets			
1. Land	336.903.299,74	0,00	336.903.299,74
2. Mines	205.389.846,62	82.774.680,41	122.615.166,21
3. Buildings and technical works	2.930.259.789,52	1.386.738.105,69	1.543.521.683,83
4. Machinery and equipment	11.126.341.134,99	5.327.153.893,97	5.799.187.241,02
5. Transportation means	140.482.885,16	126.145.226,07	14.337.659,09
6. Furniture and fixtures	324.977.199,76	254.151.031,08	70.826.168,68
7. Construction in progress	1.190.559.269,22	0,00	1.190.559.269,22
	16.254.913.425,01	7.176.962.937,22	9.077.950.487,79
Total tangible and intangible assets (CI+CII)	16.439.079.922,38	7.295.262.627,89	9.143.817.294,49
III. Investment in subsidiaries and other long term assets			
1. Investment in subsidiaries and associated companies			91.974.891,08
Less: installments due to subsidiaries		9.067.356,16	
Provision for investment devaluation		49.480.264,41	58.547.620,57
			33.427.270,51
Total Fixed Assets (CI+CII+CIII)			9.177.244.565,00
D. CURRENT ASSETS			
I. Inventory			
2. Finished and semifinished products			13.050.845,40
4. Raw materials - Consumables - Spare parts		581.235.508,91	
Less: Provisions for slow moving materials and spare parts		131.352.997,54	449.882.511,37
5. Inventory advances			100.608.332,29
			563.541.689,06
II. Accounts Receivable			
1. Trade debtors		465.549.874,77	
Less: Provisions for doubtful debtors		105.964.926,88	359.584.947,89
10. Doubtful - disputed customers and debtors			14.452.099,70
11. Various debtors		191.190.054,99	
Less: Provisions		42.099.870,88	149.090.184,11
12. *Advances and prepayments*			5.854.391,06
			528.981.622,76
III. Securities			
1. *Marketable and other securities*		10.799.652,89	
Less: Provision for devaluation of securities		1.705.605,74	9.094.047,15
			9.094.047,15
IV. Cash at banks and in hand			
1. Cash in hand			2.658.911,11
3. Sight and time deposits			21.231.302,98
			23.890.214,09
Total Current Assets (DI+DII+DIII+DIV)			1.125.507.573,06
E. PREPAYMENTS AND ACCRUED INCOME			
1. Prepayments			61.014,31
2. Deferred charges			241.358.479,03
			241.419.493,34
TOTAL ASSETS (B+C+D+E)			10.546.390.589,32
DEBIT MEMO ACCOUNTS			
2. *Debit accounts of guarantees*			614.523.639,73
4. Other debit memo accounts			1.597.609.114,12
			2.212.132.753,85

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES AND SHAREHOLDERS' EQUITY		DECEMBER 31, 2002
A. Equity		
I. Share capital (232.000.000 common registered shares par value EURO 4,60 each)		
1. Paid - up		1.067.200.000,00
II. Share premium		115.754.169,07
III. Revaluation reserves and investment grants		
1. Securities revaluation surplus		790.650,33
2. Other tangible assets revaluation surplus		337.856,83
3. Grants for fixed assets aquisition		1.196.653.016,99
		1.197.781.524,15
IV. Reserves		
1. Legal reserve		11.126.994,17
3. *Special reserves*		315.121.250,02
5. Tax free reserves		206.031.696,79
5. Special reserve Law 2941/2001		1.424.378.479,51
		1.956.658.420,49
V. Retained earnings		
Profit for the year		5.600.692,85
Total shareholders' equity (AI+AII+AIII+AIV+AV)		4.342.994.806,56
B. PROVISIONS FOR RISKS		
2. Other provisions		588.320.736,26
		588.320.736,26
C. LIABILITIES		
I. Long Term Liabilities		
1. Bonds payable		1.375.595.345,69
2. Bank loans		2.001.938.571,44
8. Other long term liabilities		344.434.262,63
		3.721.968.179,76
II. Short term liabilities		
1. Suppliers		138.139.211,84
2. Bills and promissory notes payable	633.401,20	
Less: Prepaid interest	244.596,75	388.804,45
3. Bank overdrafts		103.400.000,00
5. Taxes and duties payable		263.970.123,04
6. Social security payable		68.804.446,67
7. Current portion of long term debt		749.205.543,61
10. Dividends payable		116.099.463,60
11. Various creditors		344.395.212,68
		1.784.402.805,89
Total Liabilities (CI+CII)		5.506.370.985,65
D. ACCRUALS AND DEFERRED INCOME		
1. Deferred income		194.141,65
2. Accrued expenses		56.646.673,29
3. Other accruals		51.863.245,91
		108.704.060,85
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (A+B+C+D)		10.546.390.589,32
CREDIT MEMO ACCOUNTS		
2. Credit balances of guarantees		614.523.639,73
4. Other credit memo accounts		1.597.609.114,12
		2.212.132.753,85

NOTES FOR PPC S.A.

1. Under Law 2773/1999, PPC was transformed, effective January 1, 2001, into a societe anonyme. Its first fiscal year, to which the above financial statements refer to, commenced on January 1st 2001 and ended on December 31, 2002. In the absense of a corresponding prior fiscal year, no comparative statements, as provided by Article 4, para. 2 of Presidential Decree (PD) 360/85, are presented.
2. The initial share capital was set at GRD 220 billion, consisting of 220 million common registered shares of GRD 1.000 par value each. In December 2001, the share capital increased through the issuance of 12.000.000 new common registered shares of GRD 1.000 par value each. These new shares issued, were offered to the public and the resulted share premium of GRD 39.443.233.109 was recorded in a separate account in shareholders' equity. At June 6, 2002, the *Shareholders' Special General Assembly approved the conversion of the Company's share capital and of the nominal value of the shares from GRD to Euro.* Thus, the Company's share capital amounted to Euro 679.760.000,00 divided into 232.000.000 common shares of Euro 2,93 par value each. The rounding of the share's nominal value, *resulted to a reduction of the Company's share capital by Euro 1.091.063,83. The amount of Euro 1.091.063,83 was recorded in* equity under a special reserve account, to be capitalized in a future share capital increase.Following a decision dated 15 and 22 November 2002 of the *Shareholders' Special General Assembly, the Company's share capital was increased by Euro 387.440.000,00 through the capitalization of the revaluation* surplus, according to Law 2065/92, the capitalization of the amount recorded in equity from the conversion of the Company's share capital from GRD to Euro and by offsetting losses incurred in 1993 and 2000. *Accordingly, the nominal value of the shares was increased by Euro 1,67 each. The Company's share* capital, therefore, at December 31, 2002 amounted to Euro 1.067.200.000,00 divided into 232.000.000 common registered shares of Euro 4,60 par value each.
3. In accordance with the provisions of article 10 of Law 2941/2001, societes anonymes established through the transformation of State owned corporations, record various liabilities, provisions and write - downs relating to periods prior to their transformation into societe anonyme in a separate account in shareholder's equity, which will be offset with the revaluation surplus that will result from the presentation of fixed assets at fair market values as further discussed in Note 4, below. The debit balance of this account at December 31, 2002, which was transferred to the revaluation surplus, which is mentioned in note 4 below, totaled approximately Euro 1.504 million.
4. In accordance with the provisions of Art. 10 of Law 2941/2001, the Company engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of December 31, 2000. Based on the above Law, the results of the appraisal were recorded in the Company's books in its first fiscal year, following its transformation into a societe anonyme. The result of the above mentioned appraisal was the increase of the fixed assets'cost as well as of the fixed assets' accumulated depreciation, by approximately Euro 5.506 million and Euro 2.577 million, respectively. The resulting surplus of approximately Euro 2.929 million, was recorded in a separate account in shareholders' equity (Special Reserve Law 2941/2001), reduced by the balance of the special account mentioned in Note 3 above. The additional depreciation expense which was accounted for as a result of the revaluation of assets, amounted to approximately Euro 455 million.
5. The final clearance and reconciliation of the balances included in PPC's financial statements of the PPC Personnel Insurance Organisation (PPC - PIO), which is *responsible, effective as of January 1, 2000 for the pension, medical and other benefits* of the Company's employees and pensioners, has not yet been finalised.
6. According to opinions obtained from PPC's Legal Counsel, PPC claims from PPC - PIO an amount of approximately Euro 38 million resulting from the supply of energy to PPC-PIO at a reduced tariff, for the period 1.1.2000 - 31.12.2002. PPC - PIO does not accept this charge, as it considers the above reduced tariffs as an obligation of PPC. The Company, for prudence purposes and without waiving its claim for the collection of the above amount or the determination that the reduced tariffs are the responsibility of PPC - PIO and based on an actuarial study, has determined and accounted for a provision concerning the reduced tariffs of the energy being supplied to PPC - PIO beneficiaries. Such liability, on an actuarially determined basis at December 31, 2002 was approximately Euro 217 million. The Company recorded in its financial statements, at 31st December 2002, the above mentioned liability in two parts: a) the amount of approximately Euro 203 million as a direct charge against equity and in particular the special reserve based upon the provisions of Law 2941/2001 (Note 4 above) and b) the amount of approximately Euro 14 million as a charge against the profit and loss account.
7. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 827 million at December 31, 2002, representing the net book value of customers' contributions in the construction cost of the Company's networks is included in Equity under "Subsidies for fixed assets acquisitions".
8. During the year 2002, the Company completed, the Fixed Assets Register's further analysis and development, to its greatest extent. That part of the Register's further analysis and development which is in the stage of completion, concerns the greater part of the Distribution Network, located all over the country, due to the special nature of the fixed assets in question (approximately 200.000 kilometers of cables). These fixed assets represent around 24% of the Company's total fixed assets' net book value. Up to the date of the publication of the above financial statements, differences which arose from the analysis and development of the Fixed Assets Register, amounting to Euro 16 million, were recorded in the Special Account referred to in Note 3.
9. The Company's Board of Directors, with its decision dated April 23, 2002 approved the payment of an interim dividend of Euro 0,38 per share, which was paid during the Company's fiscal year.
10. There are no mortgages on the Company's fixed assets.
11. Adequate provisions have been established for all known litigation
12. Net capital proceeds from the increase of the Company's share capital with cash, performed in accordance with decision 3/22.11.2001 of the Shareholder's Special Assembly and decision 5/231/23.11.2001 of the Capital Market Committee's Board of Directors, amounted to Euro 141.895.836,12 (gross capital proceeds of Euro 150.970.603,40 less expenses of 9.074.767,28 Euro).
    The use of the aforesaid net capital proceeds was completed on June 12, 2002 and the relative table of allocation of drawn funds was published on August 30, 2002 in the newspapers "TA NEA" and "EXPRESS"
13. The main activity of the Company, in accordance with the STAKOD classification Code 91, is classified under the activity code No 401.0 "Generation and distribution of electric energy".

STATEMENT OF INCOME
FOR THE PERIOD 01/01/2001 - 31/12/2002

(Amounts in Euro)

I. STATEMENT OF INCOME		1/1/2001 -31/12/2002	
Sales			6.497.030.282,30
Less: Cost of sales			3.921.931.812,39
Gross operating results			2.575.098.469,91
Plus: 1. Other operating income			197.749.416,34
Total			2.772.847.886,25
Less:			
1. Administrative expenses		322.573.833,05	
2. Research and development costs		58.681.029,63	
3. Selling expenses		1.527.836.629,70	1.909.091.492,38
Subtotal			863.756.393,87
Plus (or less):			
2. Income from securities	1.550.321,50		
4. Interest and related income	35.664.396,49	37.214.717,99	
Less:			
1. Devaluation of investments and securities	4.398.430,67		
2. Losses from investments and securities	47,54		
3 Interest and related charges	477.285.567,14	481.684.045,35	-444.469.327,36
Total operating profit			419.287.066,51
II. PLUS (or less): Extraordinary items			
1 *Extraordinary income*	193.255.882,73		
2. Extraordinary profit	7.852.038,02		
3. *Prior year income*	11.102.071,24	212.209.991,99	
Less:			
1. Extraordinary expenses	93.800.975,45		
2. Extraordinary losses	18.141.070,96		
3. *Prior year expenses*	17.400.285,68		
4. Provisions for risks	76.390.664,59	205.732.996,68	6.476.995,31
Net income after extraordinary results			425.764.061,82
LESS:			
Total Depreciation		1.238.547.256,00	
Less: Depreciation included in operating cost		1.229.472.488,75	9.074.767,25
NET INCOME FOR THE PERIOD BEFORE TAX			416.689.294,57

TABLE OF DISTRIBUTION OF PROFITS
AS AT DECEMBER 31, 2002

	DECEMBER 31, 2002
Net income for the period before tax	416.689.294,57
LESS: 1. Income tax	194.149.411,21
Profit for distribution	222.539.883,36
Distribution of profits:	
1. *Legal reserve*	11.126.994,17
2. Dividends	204.160.000,00
6a. *Tax free reserves*	1.652.196,34
8. Profit carried forward	5.600.692,85
	222.539.883,36

Athens, 31st March 2003

THE CHAIRMAN OF THE BOARD
D. V. PAPOULIAS
ID.C.P. Ξ 092194

THE MANAGING DIRECTOR
ST. NEZIS
ID.C.P. Ξ 305492

THE CHIEF ACCOUNTANT
E. EXAKOUSTIDIS
ID.C.P. T 157094

AUDITORS REPORT

(FREE TRANSLATION OF THE GREEK ORIGINAL) To the Shareholders of PUBLIC POWER CORPORATION S.A.

We have audited the above financial statements and the related notes of PUBLIC POWER CORPORATION S.A. for its first fiscal year (1st January 2001 to 31st December 2002), following its transformation into a societe anonyme. Our audit was conducted in accordance with article 37 of Corporate Law 2190/1920, regarding Societe Anonyme, and the audit procedures we considered necessary, in accordance with the auditing standards followed by the Institute of Certified Public Accountants in Greece. We were provided with the accounting records maintained by the Company, the information and explanations requested by us, as well as the results of operations of branches. The Company correctly applied the Greek General Chart of Accounts. The cost of production was determined using the generally accepted costing principles. We verified that the information contained in the Board of Directors report addressed to the Shareholders' Ordinary General Assembly agrees with the accompanying financial statements. The notes to the financial statements include the information, which is required by article 43a paragraph 1 of Corporate Law 2190/1920. From our audit, the following matters came to our attention: 1. In relation to the fixed assets accounts, as further discussed in Note 8 to the balance sheet, the Company in 2002 proceeded with the further development and analysis of its fixed asset register. Such process has been substantially completed with the exception of the Distribution Network for which the development and analysis currently achieved by the Company, does not permit the conduct of a physical count, on a test basis. 2. The Company supplies electricity to the beneficiaries of the Public *Power Corporation Personnel Insurance Organization ("PIO")* at reduced tariffs. As further discussed in Note 6 to the balance sheet, the Company is in dispute with PIO as to who is responsible for bearing the cost of this benefit. In September 2002 the Company determined and accounted for the present value of the above liability, which at 31st December 2002, on an actuarially determined basis, amounted to approximately Euro 217 million. The Company, making use of the provisions of article 10 of law 2941/2001, recorded this liability in the 2002 financial statements, as *follows: (a) Euro 203 million, relating to periods prior to its transformation into a societe anonyme, as a direct charge against equity and (b)* Euro 14 million by a direct charge to the income statement. The Company aims at the undertaking of the above liability by PIO *and as a result, claims* from PIO, at 31st December 2002, the amount of Euro 38 million representing the cost of the energy supplied to PIO pensioners at reduced tariffs for the period from 1st January 2000 to 31st December 2002. Following the rejection of the above claim by PIO, the Company recorded in the *income statement a provision of approximately Euro 18 million. The necessity and/ or adequacy of the above provisions depends on the final outcome of the dispute with PIO. 3. The Company has been audited by the Tax Authorities until December 31, 2000 and, as a result, remains* contingently liable for additional taxes and penalties relating to the period from 1st January 2001 to 31st December 2002. In our opinion, the above mentioned financial statements, which result from the Company's accounting books and records, subject to the matters discussed above, *present fairly in all material respects, together with the related notes, the financial position of Public Power Corporation S.A as at 31st December 2002 and the results of its operations for the period from 1st January 2001 to 31st December 2002*, in accordance with prevailing regulations and the accounting principles which have been generally accepted.

Athens, 22nd April 2003

The Certified Auditor Accountant
Spyros Lorentziadis
ICAA No. 12731
ARTHUR ANDERSEN
CERTIFIED AUDITORS ACCOUNTANTS S.A.

The Certified Auditor Accountant
Dimitris Constantinou
ICAA No. 16201
ERNST & YOUNG (HELLAS)
CERTIFIED AUDITORS ACCOUNTANTS S.A.



PPC GROUP OF COMPANIES

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2002 - 1st FISCAL PERIOD (01/01/2001 - 31/12/2002) REG.No 47829/01/B/00/768

(Amounts In Euro)

ASSETS

ASSETS	DECEMBER 31, 2002 COST	ACCUM. DEPRECIATION	NET BOOK VALUE
B. INSTALLATION COSTS			
1. Formation and set - up expenses	66.221,33	26.488,53	39.732,80
4. Other installation costs	23.021.463,69	20.621.645,75	2.399.817,94
	23.087.685,02	20.648.134,28	2.439.550,74
C. FIXED ASSETS			
I. Intagible assets			
4. Mines' pre - operational development expenses	184.166.497,37	118.299.690,67	65.866.806,70
II. Tangible assets			
1. Land	336.903.299,74	0,00	336.903.299,74
2. Mines	205.389.846,62	82.774.680,41	122.615.166,21
3. Buildings and technical works	2.930.275.636,47	1.386.740.751,18	1.543.534.885,29
4. Machinery and equipment	11.126.341.134,99	5.327.153.893,97	5.799.187.241,02
5. Transportation means	140.482.885,16	126.145.226,07	14.337.659,09
6. Furniture and fixtures	325.055.965,63	254.207.245,43	70.848.720,20
7. Construction in progress	1.190.559.269,22	0,00	1.190.559.269,22
	16.255.008.037,83	7.177.021.797,06	9.077.986.240,77
Total tangible and intagible assets (CI+CII)	16.439.174.535,20	7.295.321.487,73	9.143.853.047,47
III. Investments in subsidiaries and other long term assets			
1. Investments in associated companies		76.026.768,66	
Less: Provision for investment devaluation		46.787.439,48	29.239.329,18
7. Other long term assets			9.621,12
			29.248.950,30
Total fixed assets (CI+CII+CIII)			9.173.101.997,77
D. CURRENT ASSETS			
I. Inventory			
2. Finished and semifinished products			13.050.845,40
4. Raw materials - Consumables - Spare parts		581.235.508,91	
Less: Provisions for slow moving materials and spare parts		131.352.997,54	449.882.511,37
5. Inventory advances			100.608.332,29
			563.541.689,06
II. Accounts Receivable			
1. Trade debtors		465.549.874,77	
Less: provisions for doubtful debtors		105.964.926,88	359.584.947,89
7. Receivables from management			500,00
10. Doubtful - disputed customers and debtors			14.452.099,70
11. Various debtors		191.303.241,79	
Less: Provisions		42.099.870,88	149.203.370,91
12. Advances and prepayments			5.854.391,06
			529.095.309,56
III. Securities			
1. Marketable and other securities		10.799.652,89	
3. Other securities		2.900.000,00	
Less: Provision for devaluation of securities		1.705.605,74	11.994.047,15
IV. Cash at banks and in hand			
1. Cash in hand			2.659.255,55
3. Sight and time deposits			22.848.230,65
			25.507.486,20
TOTAL CURRENT ASSETS (DI+DII+DIII+DIV)			1.130.138.531,97
E. PREPAYMENTS AND ACCRUED INCOME			
1. Prepayments			61.062,55
2. Deferred charges			241.358.479,03
			241.419.541,58
TOTAL ASSETS (B+C+D+E)			10.547.099.622,06
DEBIT MEMO ACCOUNTS			
2. Debit accounts of guarantees			614.673.639,73
4. Other debit memo accounts			1.597.609.114,12
			2.212.282.753,85

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES AND SHAREHOLDERS' EQUITY		DECEMBER 31, 2002
A. Equity		
I. Share capital		
1. Paid - up		1.067.200.000,00
II. Share premium		115.754.169,07
III. Revaluation reserves and investment grants		
1. Securities revaluation surplus		790.650,33
2. Other tangible assets revaluation surplus		337.856,83
3. Grants for fixed assets equisition		1.196.653.016,99
		1.197.781.524,15
IV. Reserves		
1. Legal reserve		11.126.994,17
3. Special reserves		315.121.250,02
5. Tax free reserves		206.031.696,79
5. Special reserve Law N. 2941/2001		1.424.378.479,51
		1.956.658.420,49
V. Retained earnings		
Profit for the year	6.851.711,88	
Prior years' results	-1.251.606,05	5.600.105,83
TOTAL SHAREHOLDERS' EQUITY (AI+AII+AIII+AIV+AV)		4.342.994.219,54
B. PROVISIONS FOR RISKS		
2. Other provisions		588.320.736,26
		588.320.736,26
C. LIABILITIES		
I. Long Term Liabilities		
1. Bonds payable		1.375.595.345,69
2. Bank loans		2.001.938.571,44
8. Other long term liabilities		344.434.262,63
		3.721.968.179,76
II. Short term liabilities		
1. Suppliers		138.718.838,51
2. Bills and promissory notes payable	636.905,20	
Less: Prepaid interest	244.596,75	392.308,45
3. Bank overdrafts		103.400.000,00
5. Taxes and duties payable		263.978.648,17
6. Social security payable		68.805.427,87
7. Current portion of long term debt		749.205.543,61
10. Dividends payable		116.099.463,60
11. Various creditors		344.510.835,27
		1.785.111.065,48
TOTAL LIABILITIES (CI+CII)		5.507.079.245,24
D. ACCRUALS AND DEFERRED INCOME		
1. Deferred income		194.141,65
2. Accrued expenses		56.648.033,46
3. Other accruals		51.863.245,91
		108.705.421,02
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (A+B+C+D)		10.547.099.622,06
CREDIT MEMO ACCOUNTS		
2. Credit balances of guarantees		614.673.639,73
4. Other credit memo accounts		1.597.609.114,12
		2.212.282.753,85

NOTES FOR PPC GROUP

1. The December 31, 2002 consolidated financial statements include the accounts of the Parent Company (PPC S.A.) and its subsidiaries a) KOZEN HELLAS S.A. b) PPC Renewable Sources S.A. and c) PPC Telecommunications S.A.
2. Under Law 2773/1999, the Parent Company was transformed, effective January 1, 2001, into a societe anonyme. Its first fiscal year, to which the above financial statements refer to, commenced on January 1st 2001 and ended on December 31, 2002. In the absense of a corresponding prior fiscal year, no comparative statements, as provided by Article 4, para. 2 of Presidential Decree (PD) 360/85, are presented.
3. The initial share capital was set at GRD 220 billion, consisting of 220 million common registered shares of GRD 1.000 par value each. In December 2001, the share capital increased through the issuance of 12.000.000 new common registered shares of GRD 1.000 par value each. These new shares issued, were offered to the public and the resulted share premium of GRD 39.443.233.109 was recorded in a separate account in shareholders' equity. At June 6, 2002, the Shareholders' Special General Assembly approved the conversion of the Parent Company's share capital and of the nominal value of the shares from GRD to Euro. Thus, the Parent Company's share capital amounted to Euro 679.760.000,00 divided into 232.000.000 common shares of Euro 2,93 par value each. The rounding of the share's nominal value, resulted to a reduction of the Parent Company's share capital by Euro 1.091.063,83. The amount of Euro 1.091.063,83 was recorded in equity under a special reserve account, to be capitalized in a future share capital increase.Following a decision dated 15 and 22 November 2002 of the Shareholders' Special General Assembly, the Parent Company's share capital was increased by Euro 387.440.000,00 through the capitalization of the revaluation surplus, according to Law 2065/92, the capitalization of the amount recorded in equity from the conversion of the Parent Company's share capital from GRD to Euro and by offsetting losses incurred in 1993 and 2000. Accordingly, the nominal value of the shares was increased by Euro 1,67 each. The Parent Company's share capital, therefore, at December 31, 2002 amounted to Euro 1.067.200.000,00 divided into 232.000.000 common registered shares of Euro 4,60 par value each.
4. In accordance with the provisions of article 10 of Law 2941/2001, societes anonymes established through the transformation of State owned corporations, record various liabilities, provisions and write – downs relating to periods prior to their transformation into societe anonyme in a separate account in shareholder's equity, which will be offset with the revaluation surplus that will result from the presentation of fixed assets at fair market values as further discussed in Note 5, below. The debit balance of this account at December 31, 2002, which was transferred to the revaluation surplus, which is mentioned in Note 5 below, totaled approximately Euro 1.504 million.
5. In accordance with the provisions of Art. 10 of Law 2941/2001, the Parent Company engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of December 31, 2000. Based on the above Law, the results of the appraisal were recorded in the Parent Company's books in its first fiscal year, following its transformation into a societe anonyme. The result of the above mentioned appraisal was the increase of the fixed assets'cost as well as of the fixed assets' accumulated depreciation, by approximately Euro 5.506 million and Euro 2.577 million, respectively. The resulting surplus of approximately Euro 2.929 million, was recorded in a separate account in shareholders' equity (Special Reserve Law 2941/2001), reduced by the balance of the special account mentioned in Note 4 above. The additional depreciation expense which was accounted for as a result of the revaluation of assets, amounted to approximately Euro 455 million.
6. The final clearance and reconciliation of the balances included in PPC's financial statements of the PPC Personnel Insurance Organisation (PPC – PIO), which is responsible, effective as of January 1, 2000 for the pension, medical and other benefits of the Parent Company's employees and pensioners, has not yet been finalised.
7. According to opinions obtained from PPC's Legal Counsel, the Parent Company claims from PPC – PIO an amount of approximately Euro 38 million resulting from the supply of energy to PPC-PIO at a reduced tariff, for the period 1.1.2000 – 31.12.2002. PPC – PIO does not accept this charge, as it considers the above reduced tariffs as an obligation of PPC. The Parent Company, for prudence purposes and without waiving its claim for the collection of the above amount or the determination that the reduced tariffs are the responsibility of PPC – PIO and based on an actuarial study, has determined and accounted for a provision concerning the reduced tariffs of the energy being supplied to PPC – PIO beneficiaries. Such liability, on an actuarially determined basis at December 31, 2002 was approximately Euro 217 million. The Parent Company recorded in its financial statements, at 31st December 2002, the above mentioned liability in two parts: a) the amount of approximately Euro 203 million as a direct charge against equity and in particular the special reserve based upon the provisions of Law 2941/2001 (Note 5 above) and b) the amount of approximately Euro 14 million as a charge against the profit and loss account.
8. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 827 million at December 31, 2002, representing the net book value of customers' contributions in the construction cost of the Parent Company's networks is included in Equity under "Subsidies for fixed assets acquisitions".
9. During the year 2002, the Parent Company completed, the Fixed Assets Register's further analysis and development, to its greatest extent. That part of the Register's further analysis and development which is in the stage of completion, concerns the greater part of the Distribution Network, located all over the country, due to the special nature of the fixed assets in question (approximately 200.000 kilometers of cables). These fixed assets represent around 24% of the Company's total fixed assets' net book value. Up to the date of the publication of the above financial statements, differences which arose from the analysis and development of the Fixed Assets Register, amounting to Euro 16 million, were recorded in the Special Account referred to in Note 4.
10. The Parent Company's Board of Directors, with its decision dated April 23, 2002 approved the payment of an interim dividend of Euro 0,38 per share, which was paid during the Parent Company's fiscal year.
11. There are no mortgages on the Parent Company's fixed assets.
12. Adequate provisions have been established for all known litigation
13. Net capital proceeds from the increase of the Parent Company's share capital with cash, performed in accordance with decision 3/22.11.2001 of the Shareholder's Special Assembly and decision 5/231/23.11.2001 of the Capital Market Committee's Board of Directors, amounted to Euro 141.895.836,12 (gross capital proceeds of Euro 150.970.603,40 less expenses of 9.074.767,28 Euro).
    The use of the aforesaid net capital proceeds was completed on June 12, 2002 and the relative table of allocation of drawn funds was published on August 30, 2002 in the newspapers "TA NEA" and "EXPRESS"

STATEMENT OF INCOME
FOR THE PERIOD 01/01/2001-31/12/2002

(Amounts In Euro)

I. Statement of income	1/1/2001-31/12/2002		
Sales			6.497.030.282,30
Less: Cost of sales			3.921.931.812,39
Gross operating results			2.575.098.469,91
Plus: 1. Other operating income			197.749.416,34
TOTAL			2.772.847.886,25
Less:			
1. Administrative expenses		324.049.852,08	
2. Research and development costs		58.681.029,63	
3. Selling expenses		1.527.836.629,70	1.910.567.511,41
Subtotal		862.280.374,84	
PLUS (or less):			
2. Income from securities	1.608.000,30		
4. Interest and related income	35.675.383,72	37.283.384,02	
Less:			
1. Devaluation of securities	1.705.605,74		
2. Losses from investments and securities	47,54		
3. Interest and related charges	477.315.283,33	479.020.936,61	-441.737.552,59
Total operating profit			420.542.822,25
II. PLUS (or less): Extraordinary items			
1. Extraordinary income	193.255.889,81		
2. Extraordinary profit	7.852.038,02		
3. Prior year income	11.102.071,24	212.209.999,07	
Less:			
1. Extraordinary expenses	93.805.719,24		
2. Extraordinary losses	18.141.070,96		
3. Prior year expenses	17.400.285,68		
4. Provisions for risks	76.390.664,59	205.737.740,47	6.472.258,60
Net income after extraordinary results			427.015.080,85
LESS:			
Total Depreciation		1.238.626.941,06	
Less: Depreciation included in operating cost		1.229.552.173,81	9.074.767,25
NET INCOME FOR THE PERIOD BEFORE TAX			417.940.313,60

Athens, 31st March 2003

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. V. PAPOULIAS	ST. NEZIS	E. EXAKOUSTIDIS
ID.C.P. Ξ 092194	ID.C.P. Ξ 305492	ID.C.P. T 157094

AUDITORS REPORT

(FREE TRANSLATION OF THE GREEK ORIGINAL) To the Shareholders of PUBLIC POWER CORPORATION S.A. and its Subsidiaries

We have audited, as required by article 108 of Corporate Law 2190/1920 "regarding Societe Anonyme" the above consolidated balance sheet, the consolidated income statement and the related notes of PUBLIC POWER CORPORATION S.A. (the "Parent Company") and its subsidiaries, for its first fiscal year (1st January 2001 to 31st December 2002), following its transformation into a societe anonyme. We performed the procedures we considered necessary for the purpose of our audit, in accordance with the auditing standards followed by the Institute of Certified Public Accountants in Greece and we verified that the information contained in the Board of Directors consolidated report agrees with the accompanying financial statements. We did not perform any audit on the financial statements of the subsidiaries (PPC Telecommunications S.A., Kozen S.A. and PPC Renewables S.A.) included in the consolidation representing less than 1% of the consolidated assets and turnover. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based on the report of the other auditors. From our audit, the following matters came to our attention: 1. In relation to fixed assets accounts, as further discussed in Note 9 to the balance sheet, the Parent Company in 2002 proceeded with the further development and analysis of its fixed asset register. Such process has been substantially completed with the exception of the Distribution Network for which the development and analysis currently achieved by the Parent Company, does not permit the conduct of a physical count, on a test basis. 2. The Parent Company supplies electricity to the beneficiaries of the Public Power Corporation Personnel Insurance Organization ("PIO") at reduced tariffs. As further discussed in Note 7 to the balance sheet, the Parent Company is in dispute with PIO as to who is responsible for bearing the cost of this benefit. In September 2002 the Parent Company determined and accounted for the present value of the above liability, which at 31st December 2002, on an actuarially determined basis, amounted to approximately Euro 217 million. The Parent Company, making use of the provisions of article 10 of law 2941/2001, recorded this liability in the 2002 financial statements, as follows: (a) Euro 203 million, relating to periods prior to its transformation into a societe anonyme, as a direct charge against equity and (b) Euro 14 million as a direct charge to the income statement. The Parent Company aims at the undertaking of the above liability by PIO and as a result, claims from PIO, at 31st December 2002, the amount of Euro 38 million representing the cost of the energy supplied to PIO pensioners at reduced tariffs for the period from 1st January 2000 to 31st December 2002. Following the rejection of the above claim by PIO, the Parent Company recorded in the income statement a provision of approximately Euro 18 million. The necessity and/ or adequacy of the above provisions depends on the final outcome of the dispute with PIO. 3. The Parent Company has been audited by the Tax Authorities until December 31, 2000 while its subsidiaries, have not been audited by the tax authorities since inception. Accordingly the companies included in the consolidation, remain contingently liable for additional taxes and penalties for the periods not audited by the tax authorities. In our opinion, subject to the matters discussed above, the accompanying consolidated financial statements and the related notes, have been prepared in accordance with the provisions of Corporate Law 2190/1920 and present, in conformity with the applicable laws and accounting principles generally accepted and applied by the Parent Company, the financial position and the results of operations of all the companies included in the consolidation dated 31st December 2002.

Athens, 22nd April 2003

The Certified Auditor Accountant	The Certified Auditor Accountant
Spyros Lorentziadis	Dimitris Constantinou
ICAA No. 12731	ICAA No. 16201
ARTHUR ANDERSEN	ERNST & YOUNG (HELLAS)
CERTIFIED AUDITORS ACCOUNTANTS S.A.	CERTIFIED AUDITORS ACCOUNTANTS S.A.